*AP 3/31

PU[redacted]
UNIT[redacted]
SECURITIES AND EX[redacted]
Washingt[redacted]

14047398

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. Jefferson
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Sutton (309)820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser, & Company, LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

202 N. Center Street	Bloomington	Illinois	61701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 4 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/8/14

OATH OR AFFIRMATION

I, Kelly Sutton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midwest Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP/COO

Title

Notary Public

OFFICIAL SEAL
KETTRA J BAKER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/21/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS
202 North Center Street
Bloomington, Illinois 61701-3995
Phone 309-827-0348
Fax 309-827-7858

Dunbar, Breitweiser
& COMPANY, LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midwest Securities, Inc.
Bloomington, Illinois

We have audited the accompanying financial statements of First Midwest Securities, Inc., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
February 24, 2014

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Co., Inc.)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS	2013	2012
Cash	$ 432,893	$ 713,130
Commissions and related receivables	742,832	906,518
Investments	108,602	110,107
Prepaid expenses	188,537	149,241
Notes receivable - related parties	-	27,515
Due from FMIS	5,988	4,015
Due from parent (The Investment Co., Inc.)	-	1,376
Security deposit with clearing firm	63,791	63,791
Income tax receivable	1,412	138,485
Property and equipment, net of accumulated depreciation and amortization of 2013: $52,583 2012: $43,949	11,316	18,750
	$ 1,555,371	$ 2,132,928

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 121,421	$ 110,141
Accrued liabilities	151,133	196,943
Commissions payable	559,681	593,988
Regulatory obligation	60,653	116,977
	$ 892,888	$ 1,018,049
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 15,000 shares; 12,073 issued and outstanding	$ 229,435	$ 229,435
Paid in capital	762,979	756,479
Retained earnings (deficit)	(329,931)	128,965
	$ 662,483	$ 1,114,879
	$ 1,555,371	$ 2,132,928

See Notes to Financial Statements.

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Co., Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Nature of Business

Nature of operations:

First Midwest Securities, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Wisconsin corporation that is a wholly-owned subsidiary of The Investment Co., Inc.

The Company is registered as a licensed broker to deal in securities. The broker-dealer operates several branches and contracts with independent brokers in rural and suburban communities in several states in the United States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle-income individuals.

Note 2. Summary of Significant Accounting Policies

Basis of presentation:

These financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities transactions:

The Company introduces and forwards, as an introducing broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds received from customers in connection with its activities as a broker. The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of estimates:

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible accounts:

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

NOTES TO FINANCIAL STATEMENTS

Security valuation:

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the years ended December 31, 2013 and 2012, the Company recognized income tax income and expenses and remitted to its parent corporation as a result of filing its return on a consolidated basis.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Equipment and depreciation:

Equipment with an estimated useful life in excess of one year is capitalized at cost and depreciated over its estimated useful life, generally 3-7 years, on a straight-line basis. Depreciation expense was $8,634 and $10,605 for the years ended December 31, 2013 and 2012, respectively.

Subsequent event recognition:

Management has evaluated the need for subsequent event recognition or disclosure through February 24, 2014, the date the financial statements were available to be issued.

Note 3. Cash

The following is a summary of cash in bank and held by others as of December 31:

	2013	2012
Cash in bank	$ 432,893	$ 713,130

The Company's balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank. At December 31, 2013, the Company's uninsured cash balances totaled $184,548. This does not reflect reductions for outstanding checks not yet presented to the bank for payment.

Note 4. **Commissions and Related Receivables**

The following is a summary of commissions and related receivables as of December 31:

	2013	2012
Securities commissions:		
Clearing firms	$ 680,141	$ 801,668
Municipal receivable	-	540
Variable annuity commissions	-	4,590
Mutual fund commissions	-	1,462
Broker advances	62,691	98,258
Total	$ 742,832	$ 906,518

Note 5. **Disclosures about Fair Value of Financial Instruments**

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2013 and 2012.

Auditing standards define fair value as an exit price, establish a framework for measuring fair value within generally accepted accounting principles, and expand disclosures about fair value measurements. The Company adopted this standard as of January 1, 2009 for assets and liabilities measured at fair value on a recurring basis.

Fair value is an exit price, which represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering such assumptions, there is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 inputs: quoted market prices (unadjusted) for identical assets or liabilities in active markets
Level 2 inputs: inputs other than quoted market prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and
Level 3 inputs: unobservable inputs (e.g., a Company's own data)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Money markets, bonds and CDs	$ 101,226	$ 7,376	$ -	$ 108,602
Security deposits with clearing firm	63,791	-	-	63,791
Due from related parties	-	-	5,988	5,988
Total	$ 165,017	$ 7,376	$ 5,988	$ 178,381

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Money markets, bonds and CDs	$ 110,107	$ -	$ -	$ 110,107
Security deposits with clearing firm	63,791	-	-	63,791
Due from related parties	-	-	5,391	5,391
Notes receivable – related parties	-	-	27,515	27,515
Total	$ 173,898	$ -	$ 32,906	$ 206,804

Notes receivable related parties and due from related parties

	2013	2012
Assets		
Beginning of year	$ 32,906	$ 81,014
Purchases, sales, issuances and settlements (net)	(26,918)	(48,108)
End of year	$ 5,988	$ 32,906

Note 6. Regulatory Obligations

The Company is making monthly payments on two regulatory obligations imposed by FINRA. The required monthly payments are $1,720 and $3,450, payable through June 2015 and September 2014 respectively. The total balance of both obligations at December 31, 2013 and 2012 was $60,653 and $116,977, respectively.

Note 7. Related Party Transactions

Intercompany activities:

The Company also incurs activity with its affiliate, First Midwest Insurance Services, Inc. At December 31, 2013 and 2012, the receivable from First Midwest Insurance Services, Inc. was $5,988 and $4,015 respectively.

During 2013, 65,000 shares of The Investment Co., Inc. with a value of $6,500, were issued to employees of the Company, as a performance reward. During 2012, 92,850 of shares with a value of $9,285 issued were repurchased from a terminated employee.

Consolidated income taxes:

The Company receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. At December 31, 2013 and 2012, the amount receivable from its parent company was $0 and $131,374 respectively.

Notes receivable:

The Company makes advances to employees and independent brokers in the form of notes with various terms for repayment and forgiveness. The terms for repayment and forgiveness do not specify certain dates or amounts.

Note 8. Income Taxes

The Company files a consolidated federal income tax return with its parent company (The Investment Co., Inc.) and another subsidiary (First Midwest Insurance Services, Inc.). The Company transfers its portion of consolidated income taxes for remittance as they accrue.

At December 31, 2013 and 2012, the provision for income taxes, including deferred components resulting from the tax effects of filing a consolidated return, was a tax benefit of $311 and $121,453, respectively.

The Company had a net operating loss carry forward at December 31, 2013 and 2012 of $455,065 and $1,879 respectively. The amounts will expire after December 31:

2031	$ 1,879
2032	453,186
Total	$ 455,065

A deferred asset has not been recorded for the net operating loss carry forward because of the uncertainty of the amount and timing of the benefit.

Note 9. Accounting for Uncertain Tax Positions

With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years ended before 2010.

Note 10. Deposits with Clearing Organizations

At December 31, 2013 and 2012, the Company was required to maintain deposits of $63,791 with the organizations that clear its customers' transactions.

Note 11. Net Capital

The Company introduces and forwards, as an introducing broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds received from customers in connection with its activities as a broker.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $202,114 which was $102,114 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.38 to 1.

While the Company has complied with net capital requirements, continued losses without additional capital injections could result in non-compliance. A major shareholder of The Investment Co., Inc. has committed to invest additional funds as necessary to maintain adequate capital for regulatory purposes.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. A computation of reserve requirement is not applicable to the Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Information relating to possession or control requirements is not applicable to the Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Note 12. Stockholders' Equity

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares were issued and outstanding.

Note 13. Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition. The Company's maximum exposure net of E & O coverage at December 31, 2013 was $182,623, which is reflected as a reduction of net capital on its regulatory filings. No payments have been made after December 31, 2013, and the remaining maximum exposure net of E & O coverage is $182,623.